SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BRF S.A.

(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares

(Title of Class of Securities)

10552T1071

(CUSIP Number)

Tarpon Investimentos S.A.

Att.: Compliance Office

Rua Iguatemi, 151, 23º andar

01451-011 São Paulo, SP Brazil

(55 11) 3074-5800

With a Copy to:

William Sorabella, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

[1]	CUSIP number is for the American Depositary Shares (ADSs) of BRF S.A., each representing one common share.

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Tarpon Investimentos S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 82,752,790
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 82,752,790
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,752,790
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

[2]	Based on the Form 6-K furnished by the Issuer (as defined below) on February 27, 2014, there were 872,473,246 Common Shares (as defined below) outstanding as of December 31, 2013.

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Tarpon Gestora de Recursos S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 82,752,790
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 82,752,790
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,752,790
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[3]	Based on the Form 6-K furnished by the Issuer on February 27, 2014, there were 872,473,246 Common Shares outstanding as of December 31, 2013.

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS José Carlos Reis de Magalhães Neto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 82,752,790
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 82,752,790
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,752,790
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%[4]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]	Based on the Form 6-K furnished by the Issuer on February 27, 2014, there were 872,473,246 Common Shares outstanding as of December 31, 2013.

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) , filed on March 13, 2013 (the Original Schedule 13D, as amended and supplemented by Amendment No. 1 filed on January 22, 2013, Amendment No. 2 filed on January 27, 2013, and this Amendment No. 3, the “Schedule 13D”), relating to the common shares, no par value per share (“Common Shares”), including in the form of American Depositary Shares, (the “ADSs”), of BRF S.A. (the “Issuer”), a sociedade por ações incorporated under laws of the Federative Republic of Brazil (“Brazil”). The address of the principal executive offices of the Issuer is 1400 R. Hungria, 5th Floor, Jd América; 01455000 São Paulo – SP; Brazil.

Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The aggregate purchase price of the 82,752,790 Common Shares which may be deemed beneficially owned by the Reporting Persons was $855.9 million5.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

José Carlos Reis de Magalhães Neto and Pedro de Andrade Faria were elected as members of the Issuer’s board of directors on April 9, 2013. On November 14, 2013, Simon Cheng, an employee of Tarpon Gestora, was elected by the Issuer’s board of directors to replace Pedro de Andrade Faria as a director. On February 27, 2014, Eduardo Silveira Mufarej, an executive officer of Tarpon Gestora, was elected by the Issuer’s board of directors to replace Simon Cheng as a director of the Issuer. The term of the Issuer’s directors will end on the Issuer’s annual shareholders’ meeting of 2015.

Item 5. Interest in Securities of the Issuer.

Items 5 (a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a, b) The ownership percentages set forth below are based on the number of outstanding Common Shares as of September 30, 2013, as disclosed on Form 6-K furnished by the Issuer on October 29, 2013, which totaled 872,473,246 Common Shares.

TISA, as the holding company controlling Tarpon Gestora, may be deemed to be the beneficial owner of 82,752,790 Common Shares, representing 9.48%of the outstanding Common Shares.

Tarpon Gestora, as the sole investment advisor of the Funds, may be deemed to be the beneficial owner of 82,752,790 Common Shares, representing 9.48% of the outstanding Common Shares.

[5]	Amounts in Brazilian Reais were converted to U.S. Dollars based on the exchange rate of R$ 2.3334 to $1.00, the U.S. Dollar selling rate as of February 28, 2014, as published by the Central Bank of Brazil (Banco Central do Brasil).

Mr. Reis de Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 82,752,790 Common Shares, representing 9.48% of the outstanding Common Shares.

The Reporting Persons do not own any Common Shares in the form of ADSs.

Each of the Reporting Persons has (1) the shared power to vote or direct the vote and (2) the shared power to dispose or direct the disposition of all of the Common Shares that each party may be deemed to beneficially own. Each of the Reporting Persons disclaims any beneficial ownership in any of the Common Shares, except to the extent of their pecuniary interest therein.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Shares resulting in changes to the beneficial ownership of the Reporting Persons that were effected during the 60-day period prior to the date hereof. The information presented herein does not reflect any transactions effected among the Funds.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Title

Exhibit 99.1:	Joint Filing Agreement*

Exhibit 99.2:	Trading Data

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: March 3, 2014	TARPON INVESTIMENTOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
		Name:	José Carlos Reis de Magalhães Neto
		Title:	Chief Executive Officer

TARPON GESTORA DE RECURSOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
		Name:	José Carlos Reis de Magalhães Neto
		Title:	Executive Officer

JOSÉ CARLOS REIS DE MAGALHÃES NETO

	By:	/s/ José Carlos Reis de Magalhães Neto

Exhibit Index

Exhibit No.	Title

99.1	Joint Filing Agreement*

99.2	Trading Data

*	Previously filed